

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Mark F. McGettrick
Executive Vice President and Chief Financial Officer
Dominion Resources, Inc.
Virginia Electric and Power Company
120 Tredegar Street
Richmond, VA 23219

> **Re: Dominion Resources, Inc.**
> **Virginia Electric and Power Company**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-08489 and 0-55337**

Dear Mr. McGettrick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Financial Statements

Combined Notes to Consolidated Financial Statements, page 78

Note 13. Regulatory Matters, page 112

1. We note your disclosure here and on page 21 that in February 2015, the Virginia Governor signed legislation into law which will keep Virginia Power's base rates unchanged until at least December 1, 2022. We also note that during this period that you bear the risk of any severe weather events and natural disasters, as well as the risk of asset impairments related to the early retirement of any generation facilities due to the implementation of the Clean Power Plan regulations, and *may not* recover associated costs through increases to base rates. In light of this rate freeze, please tell us how you considered the continued applicability of ASC 980 to your operations and financial statements. In doing so, please specifically address the following:

- Explain how your rates are and will continue to be designed to recover your specific cost of providing service under ASC 980-10-15-2(b). In doing so, please explain whether your rates can be adjusted for specific economic events such as tax law changes, significant changes in fuel or plant costs or unusual storm damage.

- Please tell us how you expect to recover your specific current and future forecasted costs with existing base rates for the next 5 years. In this regard, please tell us how you are able to forecast your costs for the lengthy period subject to the legislation and how you will monitor each period to determine whether you are recovering your costs under ASC 980.

- We note that the new legislation requires the Virginia Commission to conduct proceedings in 2017 and 2019 to determine your ROE for use in connection with rate adjustment clauses and requires you to file integrated resource plans annually. Please tell us how the provision related to ROE will impact you. Please also explain whether the Virginia Commission can order a refund for test periods in which the biennial reviews will be suspended.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim at (202) 551-3323 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant